

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 26, 2017

Robert G. Miller
Chief Executive Officer
Albertsons Companies, LLC
250 Parkcenter Blvd.
Boise, ID 83706

> **Re:** **Albertsons Companies, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 12, 2017**
> **File No. 333-218138**

Dear Mr. Miller:

We have reviewed your amended registration statement and the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2017 letter.

Financial Statements

1. We note your response to comment 1 and we re-issue the comment. If you are relying on Note 1 to paragraph (f) of Rule 3-10(f)(4), please ensure that all required narrative disclosure is included in the notes to the financial statements. In this regard, please revise your disclosure to state, if true, that any other subsidiaries other than the subsidiary guarantors are minor, or provide the condensed consolidating financial information required by Rule 3-10 of Regulation S-K.

Exhibit 5.1

2. We note your response to comment 3 and the revised legal opinion. With respect to state law matters outside of counsel's area of expertise, please have counsel either assume such

matters or state that counsel is relying on the local opinion of counsel filed as Exhibit 5.2. Please refer to Section II.B.1.e of Legal Staff Bulletin No. 19.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Stuart D. Freedman, Esq.
        Schulte Roth & Zabel LLP